NEWS RELEASE

EMX Royalty Announces First Quarter 2020 Results

Vancouver, British Columbia, May 15, 2020, (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended March 31, 2020 ("Q1"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q1 2020

Financial Update

  EMX ended Q1 with a strong balance sheet including cash of $66,367,000, marketable securities, investments and loans receivable valued at $14,707,000, and no debt.
  EMX had revenue of $751,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue decreased by $664,000 from Q1 2019 principally related to a decrease in interest income and other property income.
  Royalty generation costs totaled $2,117,000 of which the Company recovered $517,000 from partners. The net increase of $514,000 compared to Q1 2019 principally relates to a decrease in costs recovered from partners that continue to navigate the COVID-19 market.
  General and administrative expenses totaled $1,203,000 which includes $473,000 in salaries and consultants, $267,000 in administrative costs, $232,000 in professional fees, and $160,000 in investor relations costs. The total general and administrative costs are comparable to Q1 2019 with an  increase in salaries and consultants, and professional fees directly related to increased deal flow. Costs were also expected to increase as many of our costs are denominated and paid in USD which strengthened significantly against the CAD during the reporting period.
  For the quarter, the Company had net loss from operations of $2,528,000 and an after-tax net income of $2,120,000. Other items affecting financial results in Q1 include $378,000 in depletion costs, share based payments of $78,000 and a significant foreign exchange gain of $5,419,000. The foreign exchange gain was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  In North America, EMX received provisional payments of approximately US$218,000 from the sale of 139 royalty gold ounces produced at the Leeville property in Nevada's Northern Carlin Trend. At the Gold Bar South and Hardshell (i.e. Hermosa-Taylor project) royalty properties, operators McEwen Mining and South32, respectively, continued with nearby mine development activities1. In the southwestern U.S., base metals exploration programs funded by partner South32 were advanced until suspension due to COVID-19. On the royalty generation front during Q1, and as a subsequent event, EMX optioned four gold projects for cash and share payments to the Company, work commitments during earn-in, and upon earn-in, royalty interests, annual advanced royalty payments, and milestone payments to EMX's benefit.

1 See McEwen Mining news release dated March 16, 2020 and South32 "Quarterly Report, March 2020").

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  In Scandinavia, the Company sold or optioned five projects to two different junior exploration companies. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. Winter field programs were just getting started when they had to be suspended due to the COVID-19 pandemic. EMX's subsequent transition to desktop generative work led to the identification of new royalty generation projects that were acquired. On the royalty acquisition front, EMX purchased a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland2. EMX is a leading explorer and holder of mineral rights in Scandinavia.
  In Serbia, operator Zijin Mining continued construction at the Timok Upper Zone high grade copper-gold project, which is covered by an EMX NSR royalty. Initial production from the Upper Zone is expected to be in late 20213.
  In Turkey the new owner (Esan) of the Balya lead-zinc royalty property commenced work during Q1 that included a drill program to acquire data for defining underground design and mine planning parameters.
  EMX completed the acquisition of 18 royalty properties in Chile from Revelo Resources Corp. for US$1,162,0004. Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo. These royalties cover more than 135,000 hectares of prospective ground in Chile's key mineral belts.
  The Company's invested US$3.79 million in Ensero Holdings Inc., an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, and a 7.5% equity interest in Ensero5. The investment also provides for a strategic alliance to identify environmentally challenged mineral properties with exploration and development upside that may be remedied and then advanced to production or sold.
  The Company has proactively responded to the COVID-19 pandemic by protecting the health and well being of our employees, consultants, and partners by following the recommendations from governmental agencies and health care experts in the countries where we operate. Q1 ended with EMX having transitioned to office based data compilations and reviews in support of our royalty generation, royalty acquisition, and strategic investment initiatives.

OUTLOOK

EMX remains in a strong financial position, ending Q1 with working capital of $71,428,000, including $66,367,000 in cash. Company management continues to evaluate our 2020 objectives in context of the impact from the COVID-19 pandemic. The Company's strong treasury, and a seasoned team that has weathered multiple industry cycles, puts us in a position to withstand the challenges the industry is currently undergoing.

Although the mining industry and world economy are experiencing a pullback due to COVID-19, EMX continues to see heightened interest in its royalty generation projects, as underscored by the recent execution of nine new agreements. With the curtailment of field operations and implementation of work-from-home orders, EMX is identifying new royalty acquisition and royalty generation opportunities to bolster the Company's property portfolio.

2 See EMX news release dated February 25, 2020.

3 See www.zijin.com.

4 See EMX news release dated March 26, 2020.

5 See EMX news release dated February 18, 2020.

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New acquisitions during Q1 included 18 royalty properties in the highly productive metallogenic belts of northern Chile, and the Kaukua palladium-platinum royalty in Finland. The Company will continue to look for ways to expand the royalty generation business in Chile, as well as in other South American countries. In Scandinavia, EMX has now established a presence in Finland, which complements the Company's substantial portfolios in Sweden and Norway.

EMX expects to further capitalize on strategic investment and royalty acquisition opportunities as financing options for the industry tighten. The Company is poised to provide alternative financing mechanisms to companies with high quality opportunities that have had their options limited by the current market conditions. The Company's emphasis is on securing near term cash flow and/or additional royalty positions in key mining districts and favorable jurisdictions.

The strategic investment in Ensero provides cash flow, as well as provide a unique approach on acquiring prospective mineral assets through the EMX-Ensero strategic alliance. Similarly, EMX's Rawhide investment is anticipated to provide cash flow to EMX in 2020 from ramped up production after completion of routine repairs and maintenance in Q1.

Anticipated new sources of near term royalty cash flow include the Timok Project in Serbia, which is a development priority for China's Zijin Mining Group Ltd. As well, in Turkey, where the new operator (Esan) of the Balya royalty property is aggressively advancing the project to provide additional mill feed to its existing operations in the district.

The Company has a resilient combination of revenue from royalties, pre-production cash and share based payments, and strategic investments. Continuing into 2020, EMX is ready to act on new royalty acquisition and investment opportunities, while further developing a pipeline of royalty generation properties to grow shareholder value.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Chile, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, and Serbia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com